Via EDGAR
July 29, 2022
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention: Stacie Gorman
Re:    KBS Real Estate Investment Trust III, Inc.
Request to Withdraw Registration Statement on Form S-11
File No. 333-235870
Dear Ms. Gorman:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), KBS Real Estate Investment Trust III, Inc. (the “Company”) hereby requests that, effective as of the date first set forth above, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-11 (File No. 333-235870), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed on January 10, 2020 and was amended on December 22, 2020 and October 29, 2021.
Given changing market conditions, the Company continues to evaluate various alternatives available to it, including whether or not to convert to a perpetual-life NAV REIT. In order to avoid additional legal, accounting and other offering costs while the Company makes this determination, the Company is submitting this request for the withdrawal of its Registration Statement.
The Company confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.
The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at KBS Real Estate Investment Trust III, Inc., 800 Newport Center Drive, Suite 700, Newport Beach, California 92660, e-mail jwaldvogel@kbs.com, with a copy to the Company’s counsel, DLA Piper LLP (US), 4141 Parklake Ave., Suite 300, Raleigh, North Carolina, 27612, e-mail carrie.hartley@us.dlapiper.com, attention Carrie Hartley.
If you need any additional information, or if we can be of any further assistance, please contact Carrie Hartley of DLA Piper LLP (US) at (919) 786-2007.
Sincerely,
/S/ Jeffrey K. Waldvogel
Jeffrey K. Waldvogel
Chief Financial Officer, Treasurer and Secretary
cc:    Carrie Hartley, Esq.
DLA Piper LLP (US)

800 Newport Center Drive, Suite 700, Newport Beach, CA 92660 | Tel 949.417.6500